Exhibit 12.1

STATEMENT RE: COMPUTATION OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Year ended December 31,
	2016	2015		2014		2013		2012
Earnings
Add:
Income (loss) before income taxes	$(399,072)	$8,039		$12,932		$(37,447)		$(12,917)
Interest and amortization of deferred financing costs	113,440	98,290		92,926		99,465		97,942
Implicit rental interest expense	12,471	12,182		12,080		10,773		9,947

Total earnings	$(273,161)	$118,511		$117,938		$72,791		$94,972

Fixed Charges
Interest and amortization of deferred financing costs	113,440	98,290		92,926		99,465		97,942
Capitalized interest	2,405	500		710		861		595
Implicit rental interest expense	12,471	12,182		12,080		10,773		9,947

Total fixed charges	128,316	110,972		105,716		111,099		108,484

Ratio of earnings to fixed charges	*	1.07	x	1.12	x	0.66	x	0.88	x

*	For the year ended December 31, 2016, earnings were insufficient to cover fixed charges by approximately $401.5 million.